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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                              TriPath Imaging, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    896942109
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                                 (CUSIP Number)

                                  July 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 896942109

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1.   Name of Reporting Person: Becton, Dickinson and Company
     I.R.S. Identification Nos. of above person: 22-0760120

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

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3.   SEC Use Only

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4.   Citizenship or Place of Organization: New Jersey

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    Number              5. Sole Voting Power: 2,500,000
   Of Shares
 Beneficially           6. Shared Voting Power:  0
     Owned
    By Each             7. Sole Dispositive Power: 2,500,000
   Reporting
  Person With           8. Shared Dispositive Power:  0

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)

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11.  Percentage of Class Represented by Amount in Row (9): 6.7%

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12.  Type of Reporting Person (See Instructions): CO

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 Item 1.

                  (a)      Name of Issuer:

                           TriPath Imaging, Inc.

                  (b)      Address of Issuer's Prinicipal Executive Offices:

                           780 Plantation Drive, Burlington, NC  27215

 Item 2.

                  (a)      Name of Person Filing:

                           Becton, Dickinson and Company

                  (b)      Address of Principal Business Office or if None,
                           Residence:

                           1 Becton Drive, Franklin Lakes, NJ  07417

                  (c)      Citizenship:

                           New Jersey

                  (d)      Title of Class of Securities:

                           Common Stock

                  (e)      CUSIP Number:

                           896942109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                 Not applicable.

Item 4.          Ownership.

                 (a)  Amount beneficially owned: 2,500,000 shares.

                 (b)  Percent of class: 6.7%.

                 (c)  Number of shares as to which the person has:

                      (i)     Sole power to vote or to direct the vote:
                              2,500,000.
                      (ii)    Shared power to vote or to direct the vote: 0.
                      (iii) Sole power to dispose or to direct the disposition of: 2,500,000.
                      (iv) Shared power to dispose or to direct the disposition of: 0.


 Item 5.         Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Pursuant to a Profit-Sharing Agreement, dated as of July 31, 2001 between BD and Millennium Pharmaceuticals, Inc., a Delaware corporation ("MPI"), MPI is entitled to receive a portion of any dividends received by BD with respect to the shares covered by this Schedule 13G, as well as a portion of any net gain realized by BD in connection with any disposition of any of such shares. MPI has no right to direct the voting or disposition of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              August 8, 2001
                              ------------------------------------------------
                                                Date

                                      /s/ Kathleen M. Gibson
                              ------------------------------------------------
                                              Signature

                                              Kathleen M. Gibson
                              Associate General Counsel and Assistant Secretary
                              ------------------------------------------------
                                               Name/Title